Delisting Determination, The Nasdaq Stock Market, LLC,
July 1, 2020, Taronis Technologies, Inc. The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Taronis Technologies, Inc. (the Company), effective at the opening of the trading session on July 13, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on March 12, 2020. The Company appealed the determination to a Hearing Panel on March 19, 2020. On April 30,
2020, the Company informed of its decision to withdraw its appeal before a decision was rendered by the Panel. The
Listing Council did not call the matter for review. The
Staff determination to delist the Company became final on June 15, 2020.